July 25, 2024

Khar Heng Choo
Chief Executive Officer
Knorex Ltd.
21 Merchant Road
#04-01
Singapore 058267

       Re: Knorex Ltd.
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted July 19, 2024
           CIK No. 0001982960
Dear Khar Heng Choo:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 10, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
Risk Factors
Our success depends on acquiring new customers..., page 13

1. We note your response to prior comment 1 and your statement that you do not believe you are substantially dependent on your agreements with the three customers that accounted for approximately 40.1%, 20.0% and 14.6%, respectively, of your total revenues for the year ended December 31, 2023. Please provide us an analysis to explain your basis for such belief.
 July 25, 2024
Page 2
Capitalization, page 38

2. Please revise to include the ordinary shares line item in the equity section and disclose the shares authorized, issued and outstanding. In this regard, it is unclear why such line was removed.

       Please contact Chen Chen at 202-551-7351 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact
Matthew Crispino at 202-551-3456 or Larry Spirgel at 202-551-3815 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology